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                             May 10, 2024

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed April 22,
2024
                                                            File No. 333-267662

       Dear Alexander Edgarov:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

       Amendment No. 7 to Registration Statement on Form S-4 filed April 22,
2024

       Seamless Business
       ODL Service Fund Flow, page 186

   1. We note your discussion of the legal ownership of the XRP. Please disclose whether
                                                        XRP would be available
to satisfy general creditor claims in the event of a Tranglo or
                                                        Seamless bankruptcy.
       Note 2. Summary of Significant Accounting Policies
       (s) Revenue recognition, page F-34

   2. Please clarify in your remittance service revenue disclosure who you consider your customer(s) to be.
 Alexander Edgarov
FirstName  LastNameAlexander Edgarov
InFinT Acquisition Corp
Comapany
May        NameInFinT Acquisition Corp
     10, 2024
May 10,
Page 2 2024 Page 2
FirstName LastName
(gg) Prefunding to remittances partner, page F-39

3. Please clarify your disclosure related to safeguarding of the XRP to include who holds the cryptographic key information, maintains the internal recordkeeping of those assets, and is obligated to secure the assets and protect them from loss or theft.
Note 21. Related Party Transactions, page F-54

4. We note your response to prior comment 4 and we re-issue our previous comment. Please add disclosure of Tranglo's Master XRP Commitment to Sell Agreement similar to your disclosure in the third to the last paragraph on page 252 including disclosing the balance
         of deposits of XRP into Tranglo   s crypto wallet at each reporting
date and the
         maximum limits noted in the agreement. Also, please add similar disclosure related to
         GEA's Master XRP Commitment to Sell Agreement. Refer to SAB Topic 5:T and the
         disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.
General

5. We note your disclosure on page 61 that the PRC government could intervene with, or influence, your operations as the government deems appropriate to further regulatory, political and societal goals. Please further revise your disclosure to address any permissions or approvals that your or your subsidiaries are required to obtain from
         Chinese officials to complete the transaction and to offer the securities being registered to foreign investors. In particular, we note that the China Securities Regulatory
         Commission adopted Trial Measures which impose certain requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction and the risks of non-compliance. If you believe the Trial
         Measures do apply to this transaction, please disclose why.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services